UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)
Evolving Systems, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
30049R209
(CUSIP Number)
Karen Singer
212 Vaccaro Drive
Cresskill, NJ 07626
(201) 750-0415
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
April 20, 2010
(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: ☐
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A7

CUSIP No.	30049R209

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) KAREN SINGER

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		2,184,671

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,184,671

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,184,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.9%

14	TYPE OF REPORTING PERSON

IN

     This constitutes Amendment No. 7 (the “Amendment No. 7”) to the Statement on Schedule 13D, filed on behalf of Karen Singer (“Ms. Singer”), dated February 28, 2008 (the “Statement”), relating to the common stock (the “Common Stock”) of Evolving Systems, Inc., a Delaware corporation (the “Issuer” or “Company”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Statement is hereby amended and restated as follows:
     Ms. Singer is the trustee of the Trust, which was created pursuant to that certain Trust Agreement, dated May 29, 1998 (the “Trust Agreement”). All of the shares of Common Stock reported herein were purchased with funds generated and held by the Trust. The aggregate amount of funds used for the purchase of these shares was approximately $8,666,108.00.
Item 4. Purpose of the Transaction.
Item 4 of the Statement is hereby amended by adding the following at the end thereof:
     The purposes of this Amendment No. 7 is to report that on April 20, 2010, the Trust entered into an agreement with the Issuer (the “April 2010 Agreement”). In the April 2010 Agreement, the Company agreed to increase the size of the Compensation Committee of the Board of Directors from three (3) members to four (4) members and, for so long as the Trust is the beneficial holder of twenty percent (20%) or more of the Company’s common stock, to appoint at least two (2) persons to the Compensation Committee who have been nominated to the Board of Directors by the Trust. The Company also agreed that all action by the Compensation Committee would require unanimous approval of the members. The Company also agreed to amend the Rights Agreement, as described below in this Item 4. The Trust agreed that it would vote its shares at the 2010 annual meeting of stockholders in favor of a proposal to amend the Company’s 2007 Stock Incentive Plan to provide that, exclusive of shares of Common Stock subject to awards existing as at April 20, 2010 (which shares, when no longer subject to such awards may not be added to the Plan’s share reserve), the total number of shares of Common Stock authorized for issuance under the plan would be 250,000 shares and to provide for certain other amendments, all as described more fully in Exhibit A to the April 2010 Agreement.
     A copy of the April 2010 Agreement is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
     Effective April 20, 2010, the Board of Directors of the Company approved an amendment (the “Amendment”) to the Rights Agreement dated as of March 4, 2009 as amended on December 10, 2009 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company LLC (the “Rights Agent”). The Amendment increases, from 25.0% to 29.0%, the percentage of the Company’s common stock, par value $0.001 per share (the “Common Stock”), that a person or group of affiliated or associated persons may beneficially own without becoming an Acquiring Person and triggering the exercisability of the Rights. All other provisions of the Rights Agreement remain unchanged.
     Except as described above in this Item 4 and herein, Ms. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Ms. Singer reserves the right to change plans and take any and all actions that Ms. Singer may deem appropriate to maximize the value of her investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by her, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Ms. Singer in light of her general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Ms. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Ms. Singer is the beneficial owner of 2,184,671 shares of Common Stock as trustee of the Trust, comprising approximately 21.9% of the outstanding shares of Common Stock.

     (b) Ms. Singer has sole dispositive and voting power over all of the shares of Common Stock reported on this Schedule 13D.
     (c) Ms. Singer has effected the following transactions in shares of Common Stock on the open market since the filing of Amendment No. 6:

		No. of
Transaction	Trade date	Shares	Price/share
Purchase	3/25/2010	2,843	6.86
Purchase	3/26/2010	8,472	6.87
Purchase	3/31/2010	15,000	6.733
Purchase	4/5/2010	5,000	6.75
Purchase	4/8/2010	16,300	6.76
     (d) No person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     Item 4 of this Schedule 13D/A is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits
     Exhibit 99.1 Agreement, dated April 20, 2010 (Filed as Exhibit 10.1 to Form 8-K filed by the Company with the SEC on April 21, 2010 and incorporated herein by reference).

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SIGNATURES
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: April 22, 2010

/s/ Karen Singer
Karen Singer

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